                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                    IBP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    449223106
              ----------------------------------------------------
                                 (CUSIP Number)

                             SMITHFIELD FOODS, INC.
                               200 COMMERCE STREET
                           SMITHFIELD, VIRGINIA 23430
                                  757-365-3000


                     COPY TO:                     COPY TO:

               RICHARD J.M. POULSON        ROBERT E. SPATT, ESQ.
              SMITHFIELD FOODS, INC.    SIMPSON THACHER & BARTLETT
                200 COMMERCE STREET        425 LEXINGTON AVENUE
               SMITHFIELD, VA 23430         NEW YORK, NY 10017
                   757-365-3000                212-455-2000


          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                DECEMBER 19, 2000
          ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

-------------------------------------------------------------------------------
  1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             Smithfield Foods, Inc.
             52-0845861
-------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                              (b)  |_|
-------------------------------------------------------------------------------
  3.   SEC USE ONLY:

-------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS:
             WC
-------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Virginia
-------------------------------------------------------------------------------
   NUMBER OF    7.  SOLE VOTING POWER
                          6,714,341
    SHARES      ---------------------------------------------------------------
                8.  SHARED VOTING POWER
 BENEFICIALLY             250,000(1)
                ---------------------------------------------------------------
 OWNED BY EACH  9.  SOLE DISPOSITIVE POWER
                          6,714,341
   REPORTING    ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
  PERSON WITH             0
-------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       6,964,341(1)
-------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    |_|
-------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       6.6%(1)
-------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON:
       CO
-------------------------------------------------------------------------------

--------

(1) Includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.

-------------------------------------------------------------------------------
  1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             SF Investments, Inc.
             51-0326024
-------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                              (b)  |_|
-------------------------------------------------------------------------------
  3.   SEC USE ONLY:

-------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS:
             AF
-------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Delaware
-------------------------------------------------------------------------------
   NUMBER OF    7.  SOLE VOTING POWER
                          N/A
    SHARES      ---------------------------------------------------------------
                8.  SHARED VOTING POWER
 BENEFICIALLY             N/A
                ---------------------------------------------------------------
 OWNED BY EACH  9.  SOLE DISPOSITIVE POWER
                          N/A
   REPORTING    ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
  PERSON WITH             N/A
-------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       6,714,241
-------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    |_|
-------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%
-------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON:
             CO
-------------------------------------------------------------------------------

      This Amendment No. 2 ("Amendment No. 2") amends the statement of beneficial ownership on Schedule 13D filed on November 13, 2000, and amended by Amendment No. 1 thereto filed on November 17, 2000 (as amended, the "Schedule 13D") by and on behalf of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and SF Investments, Inc., a Delaware corporation ("SF Investments" and together with Smithfield, the "Reporting Persons"), with respect to the common stock, par value $0.05 per share ("Common Stock"), of IBP, Inc., a Delaware corporation ("IBP"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of Schedule 13D is amended and restated as follows:

            On December 19, 2000, Smithfield made a filing with the Antitrust Division of the Department of Justice and the Federal Trade Commission under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, with respect to its proposal to acquire IBP. In connection with such filing, Smithfield issued a press release which is attached hereto as Exhibit 1.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SMITHFIELD FOODS, INC.


                                   By:  /s/ C. Larry Pope
                                       -----------------------------------
                                       Name:  C. Larry Pope
                                       Title: Vice President and Chief Financial
                                              Officer

Dated: December 19, 2000

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SF INVESTMENTS, INC.


                                    By:  /s/ Michael Cole
                                        --------------------------------
                                        Name:  Michael Cole
                                        Title: Vice President

Dated: December 19, 2000